Exhibit (a)(7)
December 8, 2008
Subject: Revised Stock Option Repurchase Offer

Dear Power Integrations Employee:
     As you are aware, Power Integrations, Inc. is conducting a stock option repurchase program. This is a voluntary program for all eligible employees who have outstanding vested and unvested options to purchase shares of common stock of the Company granted between January 1, 2004 and September 15, 2008 (“eligible options”). Power Integrations has revised this stock option repurchase program as described below and in the attached documents.
     You may elect to sell all, some or none of your eligible options for a cash payment of $2.00 per share subject to the option for options granted during 2004 and 2005 and $4.00 per share subject to the option for options granted on or between January 1, 2006 and September 15, 2008. However, if you choose to sell an eligible option to Power Integrations, you must sell it in full. Your right to participate in the repurchase program is subject to your continued employment with Power Integrations through the expiration date as indicated in the offering materials.
     This offer is open until 11:59 p.m., Eastern Time, on Wednesday, December 31, 2008 (unless we decide to extend the offer) and is subject to numerous terms and conditions, which are described in the documents attached hereto. Your election must be received by the Expiration Time to be accepted.
     The revised offering materials describing in detail the offer to repurchase your eligible options and the election form needed to accept this offer were filed with the Securities and Exchange Commission on December 8, 2008 and are attached to this message.
     If you believe you have not received the necessary documentation in connection with the tender offer, or if you have any questions about the documentation you have received, please contact Power Integrations by email at to@powerint.com, or via mail or courier to Power Integrations, Inc., 5245 Hellyer Avenue, San Jose, California 95138-1002, Attn: George Donnelly.